EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in millions)

	Nine Months Ended September 24, 2004	Year Ended Last Friday in December
		2003 (a)	2002 (a)	2001 (a)		2000 (a)	1999 (a)
	(39 weeks)	(52 weeks)	(52 weeks)	(52 weeks)		(52 weeks)	(53 weeks)
Pre-tax earnings (loss) (b)	$3,938	$5,040	$2,343	$(228)		$4,994	$3,573
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	6,836	8,011	10,044	17,322		18,532	13,464

Pre-tax earnings before fixed charges	10,774	13,051	12,387	17,094		23,526	17,037

Fixed charges:
Interest	6,695	7,819	9,838	17,069		18,278	13,217
Other (c)	141	193	206	260		287	262

Total fixed charges	6,836	8,012	10,044	17,329		18,565	13,479

Preferred stock dividend requirements	38	52	52	54		55	57

Total combined fixed charges and preferred stock dividends	$6,874	$8,064	$10,096	$17,383		$18,620	$13,536

Ratio of earnings to fixed charges	1.58	1.63	1.23	0.99	(d)	1.27	1.26
Ratio of earnings to combined fixed charges and preferred stock dividends	1.57	1.62	1.23	0.98	(d)	1.26	1.26

(a)	Prior period amounts have been restated to reflect the retroactive adoption of the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

(b)	Excludes undistributed earnings (loss) from equity investees.

(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.

(d)	Earnings were insufficient to cover fixed charges and combined fixed charges and preferred dividend requirements by $235 million and $289 million, respectively.